As filed with the Securities and Exchange Commission on June 25,
1998.

                                             File No. ----------

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         ----------------


                             FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                   -------------------------------



                     SHOWBIZ PIZZA TIME, INC.
         (Name to be changed to CEC Entertainment, Inc.)
      (Exact Name of Registrant as Specified in Its Charter)

        Kansas                     48-0905805
State of Incorporation
      or Organization)   (I.R.S. Employer Identification no.)


     4441 West Airport Freeway, Irving, Texas     75062
     (Address of Principal Executive Offices)     (Zip Code)


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. X

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. _


Securities Act registration statement file number to which this form relates: ------------------
               (If applicable)





Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                Name of Each Exchange on Which
to be so Registered                Common Stock, $.10 par value
Each Class is to be Registered     New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:
                          Not Applicable
                         (Title of Class)

Item 1.   Description of Registrant's Securities to be Registered.


     The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Restated Articles of Incorporation (the "Articles of
Incorporation") and the Restated Bylaws (the "Bylaws") of the
Company.


General

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.10 per share, 49,570 shares of Class A Preferred Stock, par value $60.00 per share (the "Class A Preferred Stock"), and 500,000 shares of Class B Preferred Stock, par value $100.00 per share (the "Class B Preferred Stock"). As of June 24, 1998, there were 18,387,869 shares of Common Stock outstanding, 49,570 shares of Class A Preferred Stock outstanding, no shares of Class B Preferred Stock outstanding and 615,136 shares of Common Stock reserved and available for issuance under the 1988 Non-Statutory Stock Option Plan, 1997 Non-Statutory Stock Option Plan, Non-Employee Directors Stock Option Plan and Stock Grant Plan.


Common Stock

     The rights of the holders of the Common Stock discussed below are subject to such rights as the Board of Directors may hereafter confer on the holders of preferred stock; accordingly, rights conferred on holders of preferred stock issued under the Articles of Incorporation may adversely affect the rights of holders of the Common Stock.

     Subject to the right of holders of preferred stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Articles of Incorporation provide that prior to December 31, 2002, no transfer of shares of Common Stock to any person holding greater than 4.75% of the outstanding Common Stock or who, after any transfer, would own in excess of 4.75% of the outstanding Common Stock is permitted without the written consent of the Board of Directors.

Preferred Stock

     Dividends. Holders of Class A Preferred Stock are currently entitled to receive when, as and if declared by the Board of Directors of the Company, cash dividends equal to $1.20 per share per quarter. At June 24, 1998, dividends of $1.20 per share, aggregating $59,484, have been declared but not yet paid (to be paid on July 5, 1998). Unpaid dividends on the Class A Preferred Stock cumulate and must be paid before any distribution (other than in Common Stock or Class B Preferred Stock) is made to holders of Common Stock or Class B Preferred Stock.

     Liquidation. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Class A Preferred Stock are entitled to be paid $60.00 per share plus all cumulated unpaid dividends thereon before any distribution or payment is made to the holders of Common Stock or Class B Preferred Stock.

     Redemption of Class A Preferred Stock. The Company may, at any time or from time to time, voluntarily redeem all or a part of the outstanding Class A Preferred Stock at a redemption price of $60.00 per share plus the amount of all cumulated unpaid dividends thereon. Because more than 90% of the shares of Class A Preferred Stock has previously been reacquired by the Company, the Company believes that it has satisfied all mandatory redemption requirements until the year 2005. The Company must redeem, or repurchase in the open market, all outstanding shares of the Class A Preferred Stock no later than December 31, 2005. There is no restriction on the repurchase or redemption of shares by the Company while there is an arrearage in payment of dividends.

     Voting. Except as described below or as required by law, the holders of shares of the Class A Preferred Stock and Common Stock each have one vote for each share so held and vote together and not as separate classes on matters submitted to a vote of the stockholders of the Company. With respect only to the election of directors, under applicable Kansas law, a holder of Common Stock or Class A Preferred Stock is entitled to cumulate his votes for any candidate and to spread his votes, so cumulated, among as many candidates per election and in such manner as he may see fit.

     The vote of the holders of two-thirds of the outstanding shares of the Class A Preferred Stock is required: (a) to amend the liquidation and dividend preferences of the Class A Preferred Stock or otherwise to amend the Articles of Incorporation in a manner that would materially adversely affect the holders of the Class A Preferred Stock; (b) to increase the authorized number of shares of the Class A Preferred Stock; (c) to create any new class of stock having any preferences over or being on a par with the Class A Preferred Stock as to dividends, redemption or liquidation;
(d) to create classes of preferred stock junior to the Class A Preferred Stock unless certain dividend, redemption and conversion price restrictions are met; (e) to merge or consolidate with any other corporation; or (f) to sell, convey or otherwise dispose of all or substantially all of the property or business of the Company.

     Miscellaneous. The following provisions of the Articles of Incorporation and Bylaws may have the effect of delaying or inhibiting any attempts to take control of the Company: (i) the classification of directors of the Company and provisions in the Articles of Incorporation and Bylaws that protect the classification provisions from amendment, (ii) the authorized Class B Preferred Stock with respect to which the Board of Directors retains the power to issue and to determine voting rights, (iii) the restriction contained in the Articles of Incorporation on the transfer of shares of Common Stock to any person holding greater than 4.75% of the outstanding Common Stock or who, after any transfer, would own in excess of 4.75% of the outstanding Common Stock, and (iv) the requirement of a favorable class vote of the holders of two-thirds of the outstanding shares of Class A Preferred Stock to approve any merger, consolidation or sale, conveyance or other disposition of all or substantially all of the Company's property or business.

     Upon the occurrence and during the continuance of any event of default (as defined in the Articles of Incorporation), the number of directors constituting the board of directors of the Company shall, at a meeting of stockholders requested by the holders of 5% or more of the Class A Preferred Stock, be reduced or increased, as the circumstances shall require, to five, and the holders of the Class A Preferred Stock, voting together as a class, shall be entitled to elect three of such directors, and the holders of the Common Stock and Class B Preferred Stock, voting together as a class, shall be entitled to elect the remaining two.

     Shares of the Class A Preferred Stock are not convertible into shares of Common Stock. All of the outstanding shares of Common Stock and the Class A Preferred Stock have been validly issued and are fully paid, and nonassessable. The holders of the Class A Preferred Stock, Common Stock and Class B Preferred Stock have no preemptive rights. The Articles of Incorporation further provide that the Company shall not authorize or issue any class or series of nonvoting equity securities.


Indemnification for Certain Liabilities

     The Bylaws of the Company provide for each director and officer of the Company to be indemnified by the Company, as of right, to the full extent permitted or authorized by the laws of the State of Kansas against any liability, judgement, fine, amount paid in settlement, cost and expense asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director or officer.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ( the "Securities Act") may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


Certain Effects of Authorized and Unissued Stock

     The unissued and unreserved shares of capital stock may be issued for a variety of proper corporate purposes, including future private or public offerings to raise additional capital or facilitate acquisitions. The Company's Board of Directors currently does not have any plans to issue additional shares of Common Stock or Preferred Stock (other than in connection with the 1988 Non-Statutory Stock Option Plan,1997 Non-Statutory Stock Option Plan, Non-Employee Directors Stock Option Plan and the Stock Grant Plan).

     One of the effects of the existence of such unissued and unreserved shares may be to enable the Company's Board of Directors to discourage an attempt to change control of the Company and thereby to protect the continuity of the Company's management. The issuance of shares of Class A Preferred Stock, whether or not related to any attempt to effect change in control, may adversely affect the rights of the holders of shares of Common Stock.


Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is Boston EquiServe Limited Partnership.



Item 2.   Exhibits.

     I.   Not Applicable

     II. The following exhibits are filed herewith and made a part hereof.

          1.   Restated Articles of Incorporation of the
               Registrant (filed as Exhibit 3.1 to the
               Registration Statement on Form S-3 (File No. 333-22229) with the SEC on February 24, 1997, and incorporated herein by reference).

          2. Bylaws of the Registrant (filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference) as amended (such amendment filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and incorporated herein by reference).

          3. Specimen Stock Certificate for the Common Stock of the Registrant (filed as Exhibit 4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1990 and incorporated herein by reference).





                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   SHOWBIZ PIZZA TIME, INC.

Date:     June 25, 1998

                                    By:--------------------------
                                        Larry G. Page
                                        Chief Financial Officer and
                                        Executive Vice President






                          EXHIBIT INDEX


  Exhibit
  Number       Document                                   Page No.
 -------       --------                                   ------

      1. Restated Articles of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registration Statement on Form S-3 (File No. 333-22229) with the SEC on February 24, 1997, and incorporated herein by reference).

      2. Bylaws of the Registrant (filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference) as amended (such amendment filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and incorporated herein by reference).

      3. Specimen Stock Certificate for the Common Stock of the Registrant (filed as Exhibit 4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1990 and incorporated herein by reference).